FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended October 13, 2020

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

ITEM 4.01 CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

(a) Previous independent registered public accounting firm

Thayer O’Neal Company, LLC applied for de-registration from the PCAOB.

On October 13, 2020, Nymox Pharmaceutical Corporation (the “Company”) dismissed Thayer O’Neal Company, LLC as its independent registered public accounting firm. The reports of Thayer O’Neal Company, LLC regarding the Company’s financial statements for the fiscal years ended December 31,2019, 2018, and 2017 did not contain an adverse opinion or disclaimer of opinion and were not modified as to uncertainty, audit scope, or accounting principles, except each report did contain an explanatory paragraph related to the Company’s ability to continue as a going concern.

The Company’s Board of Directors participated in and approved the decision to change independent registered public accounting firms.

During the Company’s fiscal years December 31, 2019, 2018 and 2017, and through October 13, 2020, there were (i) no disagreements with Thayer O’Neal Company, LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Thayer O’Neal Company, LLC would have caused Thayer O’Neal Company, LLC to make reference to the subject matter of the disagreements in connection with its report, and (ii) with the exception of material weaknesses related to reconciliation of various accounts, lack of precision and accuracy to properly reflect in the financial statements, no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Thayer O’Neal Company, LLC with a copy of the foregoing disclosures and requested Thayer O’Neal Company, LLC to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Thayer O’Neal Company, LLC agrees with the disclosures. A copy of the letter provided by Thayer O’Neal Company, LLC is filed as Exhibit 16.1 to this Current Report on Form 6-K.

(b) New Independent Registered Public Accounting Firm

Effective October 13, 2020, the Company engaged TPS Thayer, LLC Certified Public Accountants (“TPS”) as the Company’s new independent registered public accounting firm. During the two most recent fiscal years and through October 13, 2020, the Company had not consulted with TPS regarding any of the following:

The application of accounting principles to a specific transaction, either completed or proposed; The type of audit opinion that might be rendered on the Company’s financial statements, and none of the following was provided to the Company: (a) a written report, or (b) oral advice that TPS concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issue; or Any matter that was subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

Exhibits

16.1	Letter from Thayer O’Neal Company, LLC dated October 13, 2020 regarding change in certifying accountant

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

Date: October 13, 2020	By:	/s/ Paul Averback, MD
Paul Averback, MD
President and Chief Executive Officer

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